
05056448


GRANBURY
LIVE

FIRST FINANCIAL BANKSHARES™

A family of community banks℠

Annual Report 2004



Smart Choices. Better Banking.

At First Financial Bankshares, we're executing our strategy to introduce new products and services, complete acquisitions, open new locations and increase earnings. By creating an interconnected family of community banks in North and West Texas, we are able to offer big-bank services without sacrificing the personal relationships and small-town focus that set us apart.

Profile

First Financial Bankshares, Inc. is a financial holding company headquartered in Abilene, Texas, with consolidated assets of $2.3 billion as of December 31, 2004. Currently, the corporation has 10 affiliate banks, which provide services from 38 full-service locations in the Central, West and High Plains regions of Texas. The Company also operates a trust company and a technology services company. The common stock of First Financial Bankshares, Inc. is beneficially held by approximately 5,300 shareholders and is listed on The NASDAQ Stock Market® under the symbol FFIN.


WEATHERFORD
Welcome to
Historic
Granbury!

Financial Highlights

	2004	2003	Changes
For the Year			
Net Income	$39,171	$35,305	11.0%
Basic Earnings per Share	2.53	2.28	11.0%
Dividends Declared	20,613	18,746	10.0%
Dividends per Share	1.33	1.21	9.9%
Averages for the Year			
Assets	$2,148,341	$2,020,185	6.3%
Securities	906,652	886,719	2.2%
Loans	1,044,010	946,173	10.3%
Deposits	1,816,461	1,739,232	4.4%
Shareholders' Equity	259,502	245,128	5.9%
At Year-End			
Assets	$2,315,224	$2,092,571	10.6%
Securities	854,334	910,302	(6.1)%
Loans	1,164,223	987,523	17.9%
Deposits	1,994,312	1,796,271	11.0%
Shareholders' Equity	265,545	251,487	5.6%
Book Value per Share	17.12	16.25	5.4%
Trust Assets	1,067,730	991,896	7.6%
Key Ratios			
Return on Average Assets	1.82%	1.75%	–
Return on Average Equity	15.09	14.40	–
Equity/Assets at Year-End	11.47	12.02	–
Efficiency	51.78	52.52	–

Dear Fellow Shareholders:



In 2004, First Financial Bankshares continued to add to its strong track record of accomplishment. The Company produced higher earnings for the 18th consecutive year, introduced new products and services, improved its efficiency, and grew both internally and through acquisitions.

Solid Financial Performance
Net income rose 11% in 2004, to $39.2 million from $35.3 million in 2003. Basic earnings per share also grew by 11%, to $2.53 from $2.28. Both net interest income and noninterest income contributed to the earnings increase. Net interest income rose 7%, to $83.9 million from $78.2 million in 2003. The gain reflected rising interest rates and growth in our loan volumes (trends that were partly offset, however, by an increase in the provision for loan losses).

Noninterest income grew by 13.8%, to $38.8 million from $34.1 million in 2003. The growth reflected a 30% increase in revenue from deposit account service fees (to $20.4 million from $15.7 million) due to the introduction of new products and enhancement of an overdraft product. Partly offsetting these factors was a 32% decline in real estate mortgage fees (to $2.0 million from $2.9 million). The improvement in noninterest income was partly offset by an 8% increase in noninterest expense (to $66.1 million from $61.2 million).

Key profitability ratios also improved during the year. Return on average assets increased to 1.82% from 1.75% in 2003. The 2004 ratio compares very favorably with the average of 1.13% recorded by our peer group (bank holding companies of similar size). Return on average equity increased to 15.09% from 14.40% in 2003. The efficiency ratio (the share of revenues consumed by operating expenses) declined to 51.78% from 52.52% in 2003 and continued to compare very favorably with our peer group average of 59.11%.

Consolidated assets at year-end totaled $2.32 billion, up 11% from $2.09 billion at the end of 2003. Loans increased 18%, to $1.16 billion from $987.5 million at year-end 2003. Total deposits increased 11%, to $1.99 billion from $1.80 billion. The two banks we acquired during 2004 accounted for $75 million of the $177 million in loan growth, and for $97 million of the $198 million in deposit growth.

The balance sheet at year-end was again marked by strong asset quality and capital strength. Classified loans (those at risk to some degree) decreased to 3.51% of total loans from 3.95% a year earlier. While total nonperforming assets increased to 0.43% of total loans from 0.32% at the end of 2003, the 2004 percentage still compared very favorably with the peer group average of 0.79%. The increase in nonperforming assets was due primarily to certain loans acquired as part of our two bank acquisitions last year. At December 31, 2004, the allowance for loan losses amounted to 1.19% of total loans, compared to 1.17% at the end of 2003. Shareholders' equity at year-end was $265.5 million in 2004 compared to $251.5 million in 2003.

Based on our earnings performance and strong capital position, in April 2004 the Board of Directors approved an increase in the quarterly cash dividend, raising it 10% to $0.34 per share from $0.31 per share. The total cash dividend for 2004 was $1.33 per share. The market price of our common stock at year-end was $44.81 per share, up 9% from $41.12 at the end of 2003. The combination of share price appreciation and dividends paid produced a total return to shareholders of 12.21% for 2004.

Our technology subsidiary, First Technology Services, Inc., continued to strengthen our infrastructure during the year. It played an important role in bringing our new products to market and converting our newly acquired banks to our technology. Our trust unit, First Financial Trust & Asset Management Company, also had a good year, achieving solid growth in its assets and investment returns. I encourage you to read about these two companies on pages 6 and 7 of this annual report.

Acquisitions and Branch Expansions
On July 26, 2004, we completed the acquisition of Liberty National, a $60 million bank in Granbury, Texas, for $12.3 million. On December 1, 2004, we acquired the $46 million First National Bank, Glen Rose, for $13.4 million. Both of these acquisitions fit well with our growth strategy of moving into vibrant, growing suburban communities that are located less than an hour from the Dallas-Fort Worth Metroplex. We combined Liberty National and First National Bank with our Stephenville Bank & Trust unit – and renamed them First Financial Bank – to form a $260 million institution serving Erath, Hood and Somervell counties. On February 16, 2005, First Financial Bank broke ground on a second location in Granbury to better serve the needs of its customers and to capture additional market share.

We are off to a good start in 2005 with additional branch expansions. On January 20, 2005, Weatherford National Bank held the grand opening for its new location in Willow Park, a fast-growing bedroom community 14 miles west of Fort Worth. We are very pleased with the initial growth of this new branch, located at I-20 and Mikus Road. On February 16, 2005, First Financial Bank, Cleburne, broke ground on the construction of a new facility in Midlothian, a town of 7,500 people located 20 miles south of Dallas-Fort Worth. The population of this area is expected to double in size this decade from the continued expansion of distribution and construction-related industries. When construction of the facility is completed, First Financial Bank, Cleburne, will have five locations – two in Cleburne and one each in Burleson, Alvarado and Midlothian.

We have also completed another acquisition. On February 1, 2005, First Financial Bankshares purchased the $113 million Peoples State Bank in Clyde for $25.4 million. The bank has locations in Clyde, Moran, Rising Star and Ranger. Clyde, located 12 miles east of Abilene on I-20, is a suburban community that fits in well with our core market around Abilene. We have consolidated Peoples State Bank with First National Bank of Abilene under the new name of First Financial Bank. On April 1, 2005, the Peoples State Bank locations in Rising Star and Ranger will join Eastland National Bank to form a $110 million bank under the new name of First Financial Bank, Eastland, Ranger, Rising Star.

Changing the name of our 115-year-old flagship bank, First National Bank of Abilene, was not done without considerable thought. However, the change is in line with our larger corporate strategy, which is to build our franchise value using a name that (1) reflects the name of our holding company; (2) is a registered trademark with the State of Texas; (3) may be customized to fit each community we serve; and (4) better reflects who we are today – a one-stop, full-service provider of financial products and services.

At the same time, we remain a family of community banks. We continue to believe that our one-bank, ten-charter concept works well by retaining ten individual boards and management teams who keep our banks locally oriented, make sure we meet the needs of the community, help us to make better loan decisions and help us to more effectively market each bank. However, behind the teller line, we operate as one bank through our consolidation of operations, which keeps our efficiency ratio down. To our customers, we appear as one bank because of the agency agreements among our banks that permit customers to use any of the 38 locations or 58 ATMs in our system.

What's Ahead

Having begun 2005 with an acquisition and the announcement of two new locations, we will continue to seek out good opportunities for expansion in higher-growth areas. Our focus will also be on integrating the new acquisitions into our corporate template by introducing new products and technology, and by increasing efficiency. Additionally, we plan to continue to grow our mortgage and trust services in both existing and new markets. The continued introduction of our new product menu across all of our banks will give our customers smart choices and better banking, while giving us a competitive edge.

We are sad to report that Walter Johnson, former Chairman of the Board, passed away on December 21, 2004. His loss marks the end of an era for our Company. Walter was the father of the holding company, and through his counsel, wisdom and integrity, he laid the solid foundation we have to work from today.

Our greatest assets in this Company are our associates, customers and stockholders. I am honored to work with our experienced and professional management team consisting of Bruce Hildebrand, Gary Webb, Robert Patterson, Gary Gragg and each of our bank presidents. We are pleased that Matt Reynolds has joined our team as president of First Financial Bank, Cleburne. Matt comes to us with 25 years of experience, a great deal of energy and enthusiasm, and a desire to be a great community banker.

As we look back on a good year, we cannot help but thank our officers, employees and board members for their hard work, expertise and leadership. It is through this team, working diligently together, that we have become a high-performing financial company that has won national recognition and possesses a bright future.

We realize that we are here for two reasons: to serve our customers and reward our stockholders. You are the focus of what we do every day, and we certainly do not forget that we work for you. Thank you for your investment in and support of First Financial Bankshares.



F. Scott Dueser
President and Chief Executive Officer,
First Financial Bankshares, Inc.

A Record of Growth

First Financial Bankshares is proud of its track record of sound financial management and consistent growth. In 2004, the Company was one of only 31 banks nationwide named to the Honor Roll by Keefe, Bruyette and Woods, Inc. The KBW Honor Roll recognizes banks that have continually achieved annual increases in earnings per share. Fiscal 2004 was the Company's 18th consecutive year of earnings growth. First Financial outperforms its peer group on many of the key financial measurements used in the banking industry.* Our shareholders can rest assured that the Company will continue to pursue growth through new locations and acquisitions while we manage for maximum efficiency and customer service.



Asset Growth
(in millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,754
$1,930
$1,993
$2,093
$2,315
00
01
02
03
04



Loan Growth
(in millions)
$1,250
$1,000
$750
$250
$0
$859
$940
$964
$988
$1,164
00
01
02
03
04



Net Income Growth
(in thousands)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$28,316
$29,355
$33,953
$35,305
$39,171
00
01
02
03
04



Nonperforming Assets
as a Percentage of Loans Plus Foreclosed Assets
.6%
.5%
.4%
.3%
.2%
.1%
0%
0.48%
0.51%
0.44%
0.32%
0.43%
00
01
02
03
04



Net Interest Margin
5%
4%
3%
2%
1%
0%
4.68%
4.52%
4.78%
4.44%
4.50%
00
01
02
03
04



Efficiency Ratio
60%
50%
40%
30%
20%
10%
0%
53.11%
53.82%
51.96%
52.52%
51.78%
00
01
02
03
04

*Based on the September 30, 2004, Bank Holding Company Performance Report for First Financial Bankshares, Inc. prepared by the Federal Financial Institution Examination Council.



Dividends Per Share Growth



$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
$0.82
$0.93
$1.08
$1.21
$1.33
00
01
02
03
04

Return on Average Assets



2.00%
1.75%
1.50%
1.25%
0%
1.67%
1.62%
1.78%
1.75%
1.82%
00
01
02
03
04

Return on Average Equity



20%
15%
10%
5%
0%
15.39%
14.35%
14.97%
14.40%
15.09%
00
01
02
03
04

The First Financial Family of Communities (by county)
as of February 28, 2005



Palo Pinto
Mineral Wells (1)
Parker
Weatherford (3), Willow Park (1), Aledo (1)
Deaf Smith
Hereford (1)
Shackelford
Moran (1)
Tarrant
Southlake (1), Trophy Club (1), Keller (1)
Fisher
Roby (1)
Johnson
Cleburne (2), Burleson (1), Alvarado (1)
Nolan
Sweetwater (1)
Taylor
Abilene (9), Trent (1)
Ellis
Midlothian (1)
(under construction)
Hood
Granbury (2)
(second location under construction)
Callahan
Clyde (1)
Eastland
Eastland (1), Ranger (1), Rising Star (1)
Somervell
Glen Rose (1)
Erath
Stephenville (3)
Tom Green
San Angelo (2)

First Technology Services, Inc.



Gary L. Webb
Chairman



Gary Tucker
President and CEO

Senior Officers

Leo Dennis
Executive Vice President

Michelle McDonald
Senior Vice President

Dennis Steckly
Senior Vice President

Larry Williams
Senior Vice President

First Technology Services, Inc. (FTS) continued to significantly upgrade our core banking applications and technology infrastructure in 2004. This ongoing initiative has created a standard operating platform across our family of community banks that will facilitate day-to-day maintenance, support future growth and expand operating leverage. As a result, our banks can harness the competitive advantage of streamlined operations and fully developed technology behind the teller line, while maintaining the high service standards and local market character that define a community bank.

The infrastructure now in place extends our capacity to rapidly deploy network services at a minimal cost and positions First Financial Bankshares for continued growth by acquisition and expansion.

Our significant achievements for 2004 were:

- Implemented bank agency agreements making it possible for First Financial customers to bank seamlessly at any location across our family of community banks.
- Launched a new company-wide set of deposit products that simplified internal support, facilitated common marketing and sales training and increased our capability to support customers across our banks.
- Continued consolidation of shared services, including wire transfer and exception item processing, to reduce costs and to ensure the consistency and integrity of these complex processes.
- Added software and personnel to monitor fraud detection systems for all First Financial banks.
- Created a corporate marketing and communications position to support all banks in developing a common First Financial brand and in producing marketing and promotional materials.
- Upgraded our voice response telephone banking system to provide our customers with greater functionality. This upgrade enables our family of community banks to absorb increasing call volumes and provides scalability as we continue to grow and add customer groups through acquisitions.
- Completed the integration of Liberty National Bank, Granbury, and First National Bank, Glen Rose, into First Financial Bank, Stephenville.

In 2005, FTS will complete its three-year effort to upgrade systems and infrastructure while addressing new business opportunities through:

- Completion of our system-wide voice and data infrastructure upgrade project.
- Expansion of our data center operations to a second location to ensure the business continuity of critical systems in the event of disruption.
- Implementation of systems that will capitalize on the benefits of Check 21 legislation and realize gains in operational efficiency.
- Completion of the transition of Peoples State Bank into First Financial Bank, Abilene, and First Financial Bank, Eastland.

First Technology Services continues to evolve beyond its role as technology provider into a true shared-services center supporting all common operations throughout the Company. Functioning in this capacity, FTS has the ability to deliver superior products and services to our employees and customers in the most cost-effective manner possible.

First Financial Trust & Asset Management Company, N.A.



Robert S. Patterson
President and CEO



Kirk Thaxton
Executive Vice President
Abilene



David Byrd
Executive Vice President
San Angelo



Joe Ayres
Senior Vice President
Stephenville



Michael Sheehan
Senior Vice President
Sweetwater

First Financial Trust & Asset Management Company completed its first full year of operation with good asset growth, investment returns and fee revenue even though the stock market went through another year of fluctuation. Trust Fee revenue increased 5.9%, to $6.37 million from $6.02 million the prior year. The after-tax income contribution was $1.60 million, up slightly from the previous year. Our operations in Abilene, San Angelo, Stephenville, Sweetwater and the Metroplex grew assets by $76 million to $1.07 billion, an increase of 7.6% over the $992 million at the end of 2003. Investment returns continued to be outstanding. Last year we reported Jerry Nelson's average yearly equity return for his first nine years with the Company at 12.01%, some 171 basis points above our historic benchmark, the Lipper Large Cap Growth & Value Index. We are very pleased to inform you his average yearly equity return for 10 years is 12.17%, 207 basis points above our historic benchmark.

Significant events in 2004:

- Our investment philosophy of a properly asset allocated, well-diversified portfolio has produced large cap equity returns of 13.54% for the year ending December 31, 2004.
- Assets increased 26.8% in Stephenville and 12.7% in San Angelo.
- The purchase and integration of the four trust departments previously owned by First National Bank of Abilene, San Angelo National Bank, Stephenville Bank & Trust and First National Bank, Sweetwater, completed a smooth and successful transition on January 1, 2004.

Today's marketplace demands a wide variety of financial products. We are meeting our customers' needs with quality trust administration and estate settlement services, which include inter vivos and testamentary trusts, executorships, custodianships, and rollover and Roth IRAs. Our superior investment returns are available through managed agency accounts, as well as the Trust and IRA accounts. Coupled with farm and ranch and mineral management expertise, we are fulfilling our customers' wishes for not only the present, but also future generations as we always have – one customer at a time.

Our investment team, maintaining a focus on the individual's long-term goals, is well prepared for another successful year. Preserving local values, our highly qualified administrative team, with access to modern financial products and services, will deliver to our customers and future customers the service they desire and deserve. In year two of our operation, we eagerly look forward to providing exceptional service not only in our present locations, but also in our new markets in Clyde, Glen Rose, Granbury, Midlothian, Moran, Ranger and Rising Star.



Trust Assets *(in millions)*


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$911
$959
$986
$992
$1,068
00
01
02
03
04

Trust Fees *(in millions)*


$6
$5
$4
$3
$2
$1
$0
$5.50
$5.89
$5.84
$6.02
00
01
02
03
04

Trust Net Income *(in millions)*


$1.6
$1.3
$1.2
$1.1
$0
$1.424
$1.324
$1.587
$1.600
00
01
02
03
04


FIRST NATIONAL BANK
THE GRACE

Abilene, Clyde, Moran

First Financial Bank, N.A.

(Formerly First National Bank of Abilene)

Taylor County Deposit Market Share 47%



Chuck Cowell
President and Chief Executive Officer

Main Office
400 Pine Street
Abilene, Texas 79601
Chartered 1890

Locations
4400 Buffalo Gap Road
Abilene, Texas 79606

4350 Southwest Drive
Abilene, Texas 79606

920 N. Willis
Abilene, Texas 79603

3300 S. 14th Street
Abilene, Texas 79605

1010 N. Judge Ely Blvd.
Abilene, Texas 79601

701 Pine Street
Abilene, Texas 79601

1345 Barrow Street
Abilene, Texas 79605

2617 Antilley Road
Abilene, Texas 79606

718 Elm
Clyde, Texas 79510

400 Ground Street
Moran, Texas 76464

Senior Officers
F. Scott Dueser
Chairman of the Board

Chuck Cowell
President and Chief Executive Officer

Ron Fogle
Executive Vice President, Commercial Loans

Ben McAnally
Executive Vice President, Treasury Management

John Prince
Executive Vice President, Personal Loans

Mike Reaves
Executive Vice President, Chief Financial Officer and Cashier

Directors
Chuck Cowell
President and Chief Executive Officer

J. Michael Alexander
President, James M. Alexander & Co.

Tucker S. Bridwell
President and Chief Executive Officer, Mansefeldt Investments, Inc.

Joseph E. Canon
Executive Director, Dodge Jones Foundation

David Copeland
President, Shelton Family Foundation

Joe Crawford
President, Abilene Aero, Inc.

F. Scott Dueser
First Financial Bankshares, Inc.

Charles Ezzell
Investments

Allan D. Frizzell
Executive Vice President, Enrich Oil Corporation

Raymond A. McDaniel, Jr.
Investments

Bynum Miers
Rancher

William D. Minter
Vice President, CameraMouse

Stanley Morris, Jr.
Investments

Kenneth T. Murphy
First Financial Bankshares, Inc.

Dian Graves Stai
Investments

Michael C. Waters, F.A.C.H.E.
Senior Consultant, Hendrick Health System

Advisory
Bob J. Surovik
McMahon, Surovik, Suttle, Buhrmann, Hicks, Gill & Cannon, P.C.

Steve Suttle
McMahon, Surovik, Suttle, Buhrmann, Hicks, Gill & Cannon, P.C.

Follow Interstate 20 to the geographic center of the state and you'll find Abilene. The city's military heritage is often on display with sleek B-1B Lancers from Dyess Air Force Base streaking overhead. In addition to modern aviation, Abilene is a center for higher education, banking, healthcare, manufacturing and retail. If you need to cash a check, think about making a stop at FFB's modern, 10-story headquarters located downtown.


83
351
6
Moran
Abilene
20
Clyde
277
36

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$762,941	$753,864
Loans	362,096	339,444
Deposits	680,773	660,824
Equity	66,218	65,827
Net Income	13,905	13,742
Return on Average Assets	1.86%	1.90%
Efficiency Ratio	47.82	46.90



Cleburne, Burleson, Alvarado, Midlothian

First Financial Bank, N.A.

Johnson County Deposit Market Share 22%



Matt Reynolds
President and Chief Executive Officer

Main Office
403 N. Main
Cleburne, Texas 76033
Chartered 1927

Locations
200 N. Ridgeway
Cleburne, Texas 76033

1900 S.W. Wilshire
Burleson, Texas 76028

201 E. Highway 67
Alvarado, Texas 76009

1429 Highway 287
Midlothian, Texas 76065
(under construction)

Senior Officers

Matt Reynolds
President and Chief Executive Officer

Homer S. Pittman, Jr.
Executive Vice President and Cashier

Derek Schmidt
Executive Vice President

Directors

Perry Elliott
Chairman of the Board

Matt Reynolds
President and Chief Executive Officer

Albert A. Archer
Chairman of the Board, Walls Industries, Inc.

Gary Bennett
Bennett Printing & Office Supply

F. Scott Dueser
First Financial Bankshares, Inc.

Jim Easdon
Investments

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Hollis E. (Gene) Joslin
Investments

Brent D. Magers
Chief Executive Officer and Administrator, Walls Regional Hospital

George Marti
Marti Enterprises

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$229,095	$211,094
Loans	110,181	104,161
Deposits	208,446	189,382
Equity	19,465	20,043
Net Income	3,739	3,554
Return on Average Assets	1.73%	1.75%
Efficiency Ratio	53.18	52.69


20
287
Burleson
174
Alvarado
67
Midlothian
171
35W
Cleburne
81

At the southern edge of the Metroplex sit Johnson and Ellis counties where you'll find Cleburne, Burleson, Alvarado and Midlothian – four more First Financial hometowns. Various industries are booming in these high-growth areas, including manufacturing, oil and gas, home building and concrete. In addition, Midlothian is a major distribution center for the region.



Eastland, Ranger, Rising Star

First Financial Bank, N.A.

(Formerly Eastland National Bank)
Eastland County Deposit Market Share 25%



Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Main Office
201 E. Main
Eastland, Texas 76448
Chartered 1934

Locations
(pending regulatory approval)

106 Main Street
Ranger, Texas 76470

206 West College
Rising Star, Texas 76471

Senior Officers
Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Clint S. Ferguson
Executive Vice President

Jim Davidson
Senior Vice President and Cashier

Directors
Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Clint S. Ferguson
Executive Vice President

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jim Keffer
President, EBAA Iron Sales, Inc.

Mike T. Perry
President, Kinnaird, Rossander & Perry Agency, Inc.

Dale Squiers, R.Ph.
Owner, Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford, Attorneys

M.D. White, Jr.
President and Owner, Ace Hardware Store, Eastland/Cisco

Go east on Interstate 20 from Abilene and you'll run right into Eastland County. Eastland serves as the hub to a multi-county region, providing a center for purchasing, healthcare, transportation and more, and is well-positioned geographically for further growth. Besides the plentiful outdoor activities, you'll definitely want to have a look at the town's beloved mascot, Old Rip the Horny Toad, at the county courthouse, as well as the mural created from 11,217 individual postage stamps.


Ranger
112
80
20
Eastland
6
183
Rising Star
36

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$61,798	$58,005
Loans	34,507	30,921
Deposits	55,782	52,076
Equity	5,859	5,921
Net Income	1,151	1,061
Return on Average Assets	1.93%	1.83%
Efficiency Ratio	52.11	55.01



Hereford

Hereford State Bank

Deaf Smith County Deposit Market Share 46%



Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Office
212 E. Third Street
Hereford, Texas 79045
Chartered 1947

Senior Officers

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Kent Jackson
Executive Vice President

Jeff Brown
Senior Vice President

Steve Gilbert
Senior Vice President and Cashier

Directors

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Joe Artho
Retired General Manager, Hereford Grain Corp.

Terry Bromlow
Retired Banker

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Senior Partner, Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
President and Chief Executive Officer, Merrick Petfoods, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Retired Banker and Rancher

Jerry Stevens
Vice President and General Manager, Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Roger Williams
Farming

Advisory Director

Terry Langehennig
Executive Director and Chief Executive Officer, Panhandle Plains Higher Education

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$107,056	$93,299
Loans	65,615	53,549
Deposits	90,003	82,244
Equity	8,446	8,558
Net Income	1,674	1,311
Return on Average Assets	1.75%	1.53%
Efficiency Ratio	51.19	56.31


Hereford
60
385

At the crossroads of U.S. Highways 60 and 385 lies Hereford, Texas, named for the registered Hereford cattle brought over from England around the turn of the 20th century. Today, Hereford's strong agribusiness economy is evident: feedlots on the outskirts of town feed millions of cattle each year. And the Hereford State Bank serves the investors and business owners who run these operations. When you visit, be sure not to miss the beautiful 1910 courthouse, the only marble courthouse in the state.



Mineral Wells

City National Bank, Mineral Wells

Palo Pinto County Deposit Market Share 24%



Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Office
1900 E. Hubbard
Mineral Wells, Texas 76067
Chartered 1925

Senior Officers

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Brad Seay
Executive Vice President, Lending

Mike Mearse
Senior Vice President

Eddie Gregory
Senior Vice President

Kay Hudspeth
Cashier

Directors

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Doyle Lee
Chairman, President and CEO, Weatherford National Bank

Paul McGettes
Chief Financial Officer, Upham Oil & Gas Company

Terry L. Murphy
President and Chief Executive Officer, Murphy and Murphy, Inc.

Don O'Neal
Don O'Neal Distributing Company, Inc., O'Neal Enterprises, Inc.

David Ramsey, M.D.
Family Practice Center

Brad Seay
Executive Vice President, Lending

Jimmy Seay
Investments and Ranching

Walter Joe Thomas, D.D.S.
Dentist

West of Weatherford and 15 miles north of Interstate 20, Mineral Wells is a town built around water. The scenic Brazos River snakes along one edge of the city, complemented by nearby Possum Kingdom Lake, Palo Pinto Lake and Lake Mineral Wells State Park. In addition to its abundant natural resources, the town is now becoming a manufacturing, oil and gas and retail center as well.


180
Mineral Wells
281
20

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$107,052	$98,124
Loans	61,236	53,779
Deposits	97,148	86,412
Equity	9,567	9,628
Net Income	2,203	1,813
Return on Average Assets	2.15%	1.86%
Efficiency Ratio	43.18	46.12



San Angelo

San Angelo National Bank

Tom Green County Deposit Market Share 23%



Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

Main Office
301 W. Beauregard
San Angelo, Texas 76903
Chartered 1975

Location
3471 Knickerbocker
San Angelo, Texas 76904

Senior Officers

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

David Byrd
Executive Vice President and Trust Officer

Robert Pate
Executive Vice President

Katherine Reeves
Executive Vice President and Cashier

Directors

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Attorney
Ratliff, Edwards & DeHoyos

David B. Drake
Investment Advisor, PrimeVest

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner, Pecos Street Pharmacy

Ron Giddiens
Investments/Business Consulting

Joe Henderson
President, Porter Henderson Implement Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner, Housley Communications

David F. Lupton
President, Angelo Glass & Mirror Company, Inc.

Bill Pfluger
Rancher

Barbara Riley
President, Olio, Inc.

Richard W. Salmon
Investments

John E. Schwartz, Sr.
Farmer/Rancher

Mary Jane Steadman
Attorney,
Real Estate Investment Management

F.L. (Steve) Stephens
Retired Chairman and Chief Executive Officer, Town & Country Food Stores, Inc.

Advisory

Jim Johnson
Shannon, Porter, Johnson, Pfluger, Davis & Joynton, LLP

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$298,289	$323,847
Loans	122,649	124,076
Deposits	261,826	261,590
Equity	29,098	29,492
Net Income	5,825	4,783
Return on Average Assets	1.95%	1.55%
Efficiency Ratio	44.24	45.02



87
208
277
67
San Angelo
306
87

Nestled between U.S. Highways 67 and 87 lies the picturesque city of San Angelo. In the 1870s, the town grew up next to Fort Concho – one of the best-preserved frontier forts in the country. Today, the city sustains a diverse economy, with a metro population of over 100,000. San Angelo is also home to Goodfellow Air Force Base, San Angelo State Park and even a beautiful riverwalk. The nation's fourth-largest planetarium, at Angelo State University, is also definitely worth a visit.


FIRST FINANCIAL BANK
3205
DRAGON STADIUM

Southlake, Trophy Club, Keller

First Financial Bank, N.A., Southlake

Cities of Southlake, Keller and Roanoke Deposit Market Share 7%


Mark L. Jones
President and Chief Executive Officer

Main Office
3205 E. Highway 114
Southlake, Texas 76092
Chartered 1985

Locations
95 Trophy Club Drive
Trophy Club, Texas 76262

891 E. Keller Parkway
Suite 100
Keller, Texas 76248

Senior Officers
Mark L. Jones
President and Chief Executive Officer

F. Mills Shallene
Senior Vice President

J. Sean Shope
Senior Vice President

Joe Stubbs
Senior Vice President and Cashier

Directors
Perry D. Elliott
Chairman of the Board

James E. Burger
Burger Construction

Jack Dortch
Jack Dortch Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

Derrell E. Johnson
President, American Council of Engineering Companies Life Health Trust

Mark L. Jones
President and Chief Executive Officer

K. Wayne Lee
President, DDFW Properties

Jim Ridenour
President, Sunbelt Station Service

With convenient access to DFW Airport, it's no wonder that Southlake and neighboring Grapevine, Colleyville, Trophy Club and Keller have experienced phenomenal residential and commercial growth. Southlake features one of the state's top-rated school systems; its Southlake Carroll Dragons' high school football team won a national No. 1 ranking. Grapevine is home to one of the Metroplex's largest shopping complexes and the new Gaylord Texan, a sprawling resort and convention center.


35W
Trophy Club
170
114
Keller
Southlake
377
26
121

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$92,205	$74,410
Loans	69,240	54,441
Deposits	81,937	64,478
Equity	6,829	6,297
Net Income	779	661
Return on Average Assets	0.98%	0.94%
Efficiency Ratio	71.42	75.54



Stephenville, Granbury, Glen Rose

First Financial Bank, N.A.

(Formerly Stephenville Bank & Trust Co.)

Erath, Hood and Somervell Counties Deposit Market Share 23%



Ron Butler
President and Chief Executive Officer

Main Office
2201 W. South Loop
Stephenville, Texas 76401
Chartered 1923

Locations
1875 Lingleville Road
Stephenville, Texas 76401

199 N. Columbia
Stephenville, Texas 76401

400 Big Bend Trail
Glen Rose, Texas 76043

2007 Highway 377 East
Granbury, Texas 76049

1600 S. Morgan
Granbury, Texas 76048
(under construction)

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$256,228	$147,980
Loans	159,079	76,814
Deposits	234,651	134,317
Equity	19,086	13,310
Net Income	3,109	2,008
Return on Average Assets	1.75%	1.42%
Efficiency Ratio	50.95	49.11

Senior Officers

Ron Butler
President and Chief Executive Officer

Perry D. Elliott
Vice Chairman

John Power
Glen Rose President

Bart Rodgers
Granbury President

Dereece Howell
Executive Vice President and Cashier

Ken Luker
Executive Vice President

Brenda Davis
Senior Vice President

Robert Lemons
Senior Vice President

Terry McCoy
Senior Vice President

Guy Miller
Senior Vice President

Robert Reeves
Senior Vice President

Directors

James C. Terrell, Jr., M.D.
Chairman of the Board

Perry D. Elliott
Vice Chairman

Ron Butler
President and Chief Executive Officer

William L. Corbin
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Bill Hooks
President, Hooks Lakeside Motors

Garry Z. Luker
President, Sunchase Development Co.

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Investments

Jack Parks
Farmer

Royce Swaim
Owner, Swaim Farm & Ranch

Frank Terrell, M.D.
Ophthalmologist

John Terrill
Attorney


Granbury
281
377
144
Stephenville
Glen Rose
67

Stephenville lies at the crossroads of U.S. Highways 67, 281 and 377. The town, which is home to Tarleton State University, is also the county seat of Erath County – the top dairy-producing county in the state. Stephenville, however, is not the only spot to visit in the area. Nearby Glen Rose is known for Dinosaur Valley State Park, featuring 100-million-year-old dinosaur tracks. Farther north, in Granbury, you'll want to visit the charming town square and courthouse and cool off at Lake Granbury.


HOME OF THE MUSTANGS


COLISEUM

Sweetwater, Roby, Trent

First National Bank, Sweetwater

Nolan and Fisher Counties Deposit Market Share 42%



J.V. Martin
Chairman of the Board, President and Chief Executive Officer

Main Office

201 Elm Street
Sweetwater, Texas 79556
Chartered 1948

Locations

123 N. Concho
Roby, Texas 79543

117 N. Main
Trent, Texas 79561

Senior Officers

J.V. Martin
Chairman of the Board, President and Chief Executive Officer

Kirby Andrews
Executive Vice President, Lending

Donnie Ruppert
Executive Vice President and Controller

Rodney Foster
Senior Vice President, Lending

Directors

J.V. Martin
Chairman of the Board, President and Chief Executive Officer

Glenn D. Bennett
Bennett & Associates

Louis Brooks, Jr.
Ranching

Bill W. Burns
President, Bill Burns Oil Co., Inc.

Ronnie Cox
Owner, Cox Jewelry

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Cecil J. King
Retired President, Citizens State Bank, Roby

Thomas L. Rees, Sr.
Rees and Rees, Attorneys

At the intersection of Interstate 20 and Highway 70 is Sweetwater, which made its beginnings as a cattle shipping point. Its wealth of history is evident from the 90 separate entries on the National Register of Historic Places. Today, the town is active in construction, farming, ranching and renewable energy. Sweetwater is home to the world's largest Rattlesnake Roundup. The event draws as many as 30,000 visitors from all 50 states and as far away as Asia and Europe.


Roby
70
Sweetwater
20
Trent

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$120,986	$121,055
Loans	55,282	49,012
Deposits	104,031	109,253
Equity	10,730	11,053
Net Income	2,227	2,145
Return on Average Assets	1.78%	1.79%
Efficiency Ratio	48.11	51.37


WEATHERFORD

Weatherford, Aledo, Willow Park

Weatherford National Bank

Parker County Deposit Market Share 26%



Doyle Lee
Chairman of the Board and Chief Executive Officer

Main Office
101 N. Main Street
Weatherford, Texas 76086
Chartered 1984

Locations
101 College Park Drive
Weatherford, Texas 76086

1214 N. Main Street
Weatherford, Texas 76086

505 Farm Road 1187
Aledo, Texas 76008

4100 E. I-20 South Service Road
Willow Park, Texas 76087

Senior Officers

Doyle Lee
Chairman of the Board and Chief Executive Officer

Jay Gibbs
President

Bob Bradberry
Executive Vice President

Paul Baker
Senior Vice President

Jean Bryan
Senior Vice President

Larry Mangrem
Senior Vice President and Cashier

Louis Sneed
Senior Vice President

Directors

Doyle Lee
Chairman of the Board and Chief Executive Officer

Stephen G. Brogdon, D.D.S.
General and Cosmetic Dentistry

Mac A. Coalson
Real Estate and Ranching

F. Scott Dueser
First Financial Bankshares, Inc.

Jay Gibbs
President

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President, Bluestem Studios, Inc.

Mike White, O.D.
Therapeutic Optometrist

Greg L. Barron
President, G.L. Barron Co.

In Thousands	Dec. 31, 2004	Dec. 31, 2003
Assets	$243,866	$219,303
Loans	124,339	101,326
Deposits	222,426	198,561
Equity	19,604	20,117
Net Income	4,320	3,934
Return on Average Assets	1.94%	1.95%
Efficiency Ratio	48.40	49.11


51
Weatherford
180
20
Willow Park
30
20
121
Aledo
1187

Weatherford, 25 miles west of Fort Worth on Interstate 20, is undergoing dramatic economic growth as retail and service industries continue to expand. In fact, the construction of new homes in the entire Parker County area is skyrocketing, especially in areas like Aledo and Willow Park, which are only minutes from Fort Worth. If you're in town in July, check out the Peach Festival, which has been known to attract over 25,000 people. Anytime, however, is a good time to view the magnificent county courthouse of 1885.

Board of Directors



The board is pictured with "Crossing Catclaw Creek," a 16-foot bronze work by T.D. Kelsey. The sculpture was donated to the Frontier Texas! Museum in Abilene by First Financial Bank, N.A. From left: Mr. Johnson, Mr. Coalson, Mr. Copeland, Mr. Dueser, Mr. McDaniel, Dr. Ramsey, Mr. Matthews, Mr. Murphy, Mr. Miers, Mr. Trotter, Mrs. Stai, Mr. Canon, Mr. Parker, Mr. Stephens

	Year Elected	Committee Appointment*
Kenneth T. Murphy Chairman of the Board Board Member, First National Bank of Abilene since 1971 Former President, First National Bank of Abilene Former President and CEO, First Financial Bankshares Former Class A Director, Federal Reserve Bank of Dallas Former Chairman, Texas Bankers Association	1971	1
Joseph E. Canon, J.D. Executive Director, Dodge Jones Foundation Board Member, First National Bank of Abilene since 1982 Board Member, First Financial Trust & Asset Management Company Former Executive Vice President and Trust Officer, First National Bank of Abilene Former President, Conference of Southwest Foundations	1996	3
Mac A. Coalson Real Estate and Ranching Principal Broker – Mac A. Coalson Real Estate Founding Director, Weatherford National Bank since 1984	1996	1, 3, 4
David Copeland President, SIPCO, Inc. and Shelton Family Foundation Board Member, First National Bank of Abilene since 1993 Board Member, First Financial Trust & Asset Management Company Board Member and Audit Committee Chairman, Harte-Hanks, Inc.	1998	1, 2, 4
F. Scott Dueser President and Chief Executive Officer Board Member, First National Bank of Abilene since 1987 Board Member, First Financial Trust & Asset Management Company Former President and CEO, First National Bank of Abilene Former Chairman, Texas Bankers Association	1991	1
Derrell E. Johnson President, American Council of Engineering Companies Life Health Trust Founding Director, Texas National Bank, Southlake (now First Financial Bank, Southlake) since 1985 Registered Professional Engineer in Texas Former President and CEO, Rady and Associates	2000	2
Kade Matthews Ranching and Investments Board Member, Hereford State Bank since 2004 Director, Dodge Jones Foundation Board of Trustees, Texas Christian University	1998	3

	Year Elected	Committee Appointment*
Raymond A. McDaniel, Jr. Investments Board Member, First National Bank of Abilene since 1976 Former President, Texas Coca-Cola Bottling Co. Former Chairman, Bottlers Systems, Inc. Former Chairman, Board of Trustees, McMurry University	1992	1, 2, 4
Bynum Miers Ranching Board Member, First National Bank of Abilene since 1975 Former Chairman of the Board, Sears Methodist Retirement System Former Chairman, Board of Trustees, McMurry University Former Chairman of the Board, Texas Methodist Foundation	1992	2
James M. Parker President, Parker Properties, Inc. Former Board Member, First National Bank of Abilene 1972-2004 Former President, Super Duper Food Stores, Inc. Former Director, West Texas Utilities Company Former Trustee, Hardin-Simmons University	1972	1
Jack D. Ramsey, M.D. Physician Radiologist and former President, Radiology & Associates of Abilene Chairman of the Board, Abilene Aero, Inc. Former Board Member, First National Bank of Abilene 1996-2004 Former Chairman, Hendrick Medical Center Department of Radiology	1997	1, 3, 4
Dian Graves Stai Board Member, First National Bank of Abilene since 1984 Former Chairman, Owen Healthcare, Inc. Former Savvy Magazine Top 60 Business Women in America Former Working Women Top 25 Business Women in America	1993	3
F. L. (Steve) Stephens Board Member, San Angelo National Bank since 1997 Retired Chairman and CEO, Town & Country Food Stores, Inc. Former Chairman, National Association of Convenience Stores Former Chairman, Texas Retail Grocers Association	1998	1, 3, 4
Johnny E. Trotter President and CEO, Livestock Investors, Ltd. President, XCL Feeders, Inc. President, Bar-G Cattle Company President, Texas Auto Investors, Inc. Board Member, Hereford State Bank since 1995 Board Member, American Quarter Horse Association	2003	2

**Committee Appointments*
1. Executive Committee – F. Scott Dueser, Chairman 2. Audit Committee – David Copeland, Chairman 3. Compensation Committee – F. L. (Steve) Stephens, Chairman 4. Nominating Committee – Jack D. Ramsey, M.D., Chairman

In Memoriam



Walter Fred Johnson, Sr.

1916 – 2004

On December 21, 2004, the First Financial Bankshares family lost a dear friend with the passing of Walter Johnson.

The Banker's Banker, Dedicated Civic and Business Leader, Mentor.

Walter was considered one of the leading bankers in the state. From being President of the Texas Bankers Association to a member of the National Advisory Committee of the Comptroller of the Currency, he drew the respect of all and helped shape the industry to what it is today. He was the one that bankers would call for advice because of his great intelligence and knowledge of the industry. As a civic leader, he was focused on the betterment of Abilene and was a catalyst to make things happen. His chairmanship of the 100-person blue-ribbon committee in 1966 helped bring about the new city hall, civic center, airport, courthouse, coliseum and zoo. Even after retirement, he served as Campaign Chairman for the Abilene Intercollegiate School of Nursing. As a Christian businessman, he only had one way to do business – the right way.

While we trace our roots back to 1890, it was Walter Johnson's vision that transformed us from Abilene's leading bank into a company that would grow to today's family of banks serving communities across Texas. After leading First National Bank of Abilene for nearly two decades, Mr. Johnson founded First Abilene Bankshares in 1973 and served as our Chairman until his retirement in 1986. He continued his contributions as a valued board member until 1992. Walter Johnson's wisdom, counsel and integrity laid the solid foundation we follow today. Our sympathy and love are extended to his wife, Virginia, and sons, Walt and Chris, along with their families. We will all miss him greatly.

Selected Financial Data

In Thousands (except per share data)

Year-End	Total Assets[1]	Shareholders' Equity[1]	Net Income[1]	Basic Earnings per Share[2]	Cash Dividends per Share[2]	Stock Dividends and Splits	Year-End Book Value per Share[2]	Year-End Market Value per Share[2]
2004	$2,315,224	$265,545	$39,171	$2.53	$1.33	–	$17.12	$44.81
2003	2,092,571	251,487	35,305	2.28	1.21	5/4 split	16.25	41.12
2002	1,993,183	238,768	33,953	2.20	1.08	–	15.45	30.40
2001	1,929,694	213,654	29,355	1.91	0.93	5/4 split	13.86	24.08
2000	1,753,814	196,121	28,316	1.82	0.82	–	12.74	20.12
1999	1,723,369	178,663	25,690	1.65	0.72	–	11.46	19.68
1998	1,686,647	169,449	23,254	1.50	0.64	10% dividend	10.90	22.40
1997	1,573,509	148,226	20,063	1.36	0.56	5/4 split	9.97	24.95
1996	1,262,041	131,161	18,122	1.26	0.50	5/4 split	9.09	18.62
1995	1,062,325	114,917	16,355	1.22	0.45	–	8.53	12.47
Ten-Year Compound Growth Rate	8.75%	9.79%	11.57%	9.95%	12.50%	–	8.26%	16.24%

[1] *As originally reported at the close of each year and prior to restatements for pooling-of-interests.*
[2] *Adjusted for stock dividends and splits.*

2004 Common Stock Market Value and Dividend Data

Quarter	High	Low	Close	Dividends
Fourth	$45.95	$40.00	$44.81	$0.34
Third	43.04	38.01	40.16	0.34
Second	42.63	38.04	41.93	0.34
First	43.90	37.75	40.19	0.31



2003 Common Stock Market Value and Dividend Data

Quarter	High	Low	Close	Dividends
Fourth	$43.89	$37.12	$41.12	$0.31
Third	41.02	32.38	36.96	0.31
Second	38.80	28.01	33.46	0.31
First	32.34	27.27	28.40	0.28

Corporate Information



Mr. Hildebrand, Mr. Webb, Mr. Dueser, Mr. Patterson and Mr. Gragg

Officers

Kenneth T. Murphy
Chairman of the Board

F. Scott Dueser
President and Chief Executive Officer

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer

Gary L. Webb
Executive Vice President,
Operations

Gary S. Gragg
Senior Vice President

Robert S. Patterson
Senior Vice President, Trust Services

Chris Jensen
Vice President,
Marketing and Communications

William A. Rowe
Vice President, Investment Securities

Gaila Kilpatrick
Assistant Secretary

Barbara Wright
Compliance Officer

Annual Meeting
Tuesday, April 26, 2005
Abilene Civic Center
1100 N. Sixth Street
Abilene, Texas 79601

Corporate Offices
400 Pine Street
Abilene, Texas 79601
325.627.7155
http://www.ffin.com

Corporate Mailing Address
P.O. Box 701
Abilene, Texas 79604

Common Stock Listing
The NASDAQ Stock Market®
Symbol: FFIN

For Financial and Investor Information, Contact:
J. Bruce Hildebrand
Executive Vice President and CFO
325.627.7167

David A. Hogan
Director, Investor Relations
325.627.7114
investorrelations@ffin.com

Transfer Agent
The Bank of New York
866.828.8173

Address Shareholder Inquiries to:
Shareholder Relations Dept.
P.O. Box 11258
Church Street Station
New York, NY 10286

E-mail Address:
shareowner-svcs@bankofny.com

The Bank of New York
Stock Transfer Website:
http://www.stockbny.com

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Dept.
P.O. Box 11002
Church Street Station
New York, NY 10286

Independent Public Auditors
Ernst & Young LLP


VISITOR
Welcome to
Historic
Granbury!

FIRST FINANCIAL BANKSHARES

400 Pine Street, Abilene, Texas 79601 • www.ffin.com